UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

LILIS ENERGY, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403201

(CUSIP Number)

United States of America

Tel. No.: (210) 999-5400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 25, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS RONALD D. ORMAND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,374,389
	8	SHARED VOTING POWER 2,418,698(1)
	9	SOLE DISPOSITIVE POWER 1,374,389
	10	SHARED DISPOSITIVE POWER 2,418,698(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,793,087 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)     The Reporting Person disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The filing of this Schedule 13D shall not be deemed to be an admission that the reporting person is the beneficial owner of such shares.

(2)     Includes (i) 1,259,387 shares of common stock, and (ii) 115,001 options to purchase shares of common stock; (ii) 1,242,334 shares of common stock held indirectly by the Reporting Person as the natural person with ultimate voting or investment power over the shares held by Perugia Investments L.P. (“Perugia”); and (iii) 1,176,364 shares of common stock held by The Bruin Trust, an irrevocable trust managed by Jerry Ormand, Mr. Ormand’s brother, as trustee and whose beneficiaries include the adult children of Mr. Ormand. Does not include (i) options to purchase 166,666 shares of common stock subject to future vesting. In addition, the Reporting Person beneficially owns an aggregate of 993,102 additional shares of common stock acquirable within 60 days, each of which is subject to a Blocker Limitation. However, due to the Reporting Person’s percentage ownership being currently in excess of such Blocker Limitations, such Blocker Securities have been excluded from the table. These Blocker Securities consist of the following: (i) 10,374 shares of common stock issuable upon exercise of Series A Warrants held by Perugia; (ii) 460,000 shares of common stock issuable upon exercise of warrants held by The Bruin Trust; and (iii) 522,728 shares of common stock issuable upon exercise of Series B Warrants held by Perugia.

(3)     Percentage based upon 50,419,551 outstanding shares of common stock.

INTRODUCTORY NOTE

Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 3 to the Schedule 13D (this “Amendment No. 3”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2016 and amended by Amendment No. 1 to the Schedule 13D on July 11, 2016 and December 20, 2016 (as amended, the “Schedule 13D”). This Amendment No. 3 relates to the conversion of Series B 6% Convertible Preferred Stock (the “Preferred Stock”) into common stock of Lilis Energy, Inc. (the “Issuer”), $0.0001 par value per share (“Shares”), of the Issuer, by Ronald D. Ormand, the Executive Chairman of the Board of Directors of the Issuer.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Shares”), of Lilis Energy, Inc., (f/k/a Recovery Energy, Inc.) a Nevada corporation (the “Issuer”), and is being filed by Ronald D. Ormand (the “Reporting Person”) with respect to the Shares. The Shares are currently quoted on The NASDAQ Capital Market.

The address of the principal executive offices of the Issuer is 300 E. Sonterra Blvd., Suite No. 1220, San Antonio, TX 78258, United States of America. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Preferred Stock Conversion

On April 25, 2017, the Issuer entered into a Preferred Stock Conversion Agreement, dated April 25, 2017 (the “Conversion Agreement”), with all of the holders of the Issuer’s outstanding Preferred Stock, including the Reporting Person (the “Series B Holders”).

Pursuant to the terms of the Conversion Agreement, the Issuer and the Series B Holders mutually agreed that, immediately upon the effectiveness of the amended and restated Certificate of Designations of Preferences, Rights and Limitations of the Preferred Stock (the “A&R COD”), the Series B Holders will be deemed to have automatically converted all outstanding shares of Preferred Stock held by them into approximately 14.3 million shares of the Issuer’s Shares, pursuant to the terms of the A&R COD, such amount representing the number of Shares into which the outstanding shares of Preferred Stock held by the Series B Holders would be convertible pursuant to the terms of the A&R COD, with such conversion including an increase in the stated value of the Preferred Stock to reflect dividends that would have accrued through December 31, 2017. The Conversion Agreement contained customary representations and warranties by the Series B Holders and other agreements and obligations of the parties.

Pursuant to the terms of the Conversion Agreement, the Reporting Person converted 1,000 shares of Preferred Stock he owned for 993,334 shares of common stock. Such shares of Preferred Stock were acquired by the Reporting Person for an aggregate purchase price of $1,000,000.

Item 4. Purpose of Transaction.

As described in Item 3 above, the Reporting Person acquired the securities identified in this Schedule 13D in connection with the transaction described above.

The securities described in this Statement are being held by the Reporting Person for investment purposes. The Reporting Person may acquire additional common stock of the Issuer through compensatory grants by the Issuer or through public or private purchases. The Reporting Person may exercise the stock options described in Item 3 above and subsequently dispose of the underlying common stock or otherwise acquire or dispose of additional securities of the Issuer, to the extent deemed advisable in light of his general investment strategies, market conditions, or other factors.

In the ordinary course of his duties as an officer and a director of the Issuer, the Reporting Person has and expects in the future to discuss and to make decisions regarding plans or proposals with respect to the matters specified in clauses (a) through (j) of this Item 4 with the Issuer.

Except as described in this Statement or in his capacity as a director of the Issuer, the Reporting Person has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries.

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

(e) Any material change in the present capitalization or dividend policy of the issuer.

(f) Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

(g) Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 3,793,087 Shares, constituting 7.5% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 1,374,389 Shares; (ii) has the shared power to vote or direct the vote of 2,418,698 Shares; (iii) has the sole power to dispose or direct the disposition of 1,374,389 Shares; and (iv) has the shared power to dispose or direct the disposition of 2,418,698 Shares.

(c)	On April 26, 2017, the Reporting Person exercised warrants to purchase 40,000 shares of common stock at an exercise price of $0.10 per share for an aggregate purchase price of $100,000.

In addition, on May 3, 2017, the Reporting Person received 149,000 shares of common stock and warrants to purchase 68,182 shares of common stock in lieu of a cash repayment pursuant to the terms of a loan agreement. The warrant contains a blocker provision prohibiting the exercise of warrants into Shares if, upon such or exercise, the holder thereof would beneficially own more than a certain percentage of the Issuer’s then outstanding common stock. Accordingly, the Share numbers above represent ownership after giving effect to such blocker limitation.

The Reporting Person has not engaged in any other transactions, other than as disclosed above, in the Issuer’s common stock during the last 60 days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 5, 2017
(Date)

By:	/s/ Ronald D. Ormand
Name:	Ronald D. Ormand